UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS MATERIAL INFORMATION

Avianca Holdings S.A. (OTCUS: AVHOQ, BVC: PFAVH) (“Avianca Holdings” or the “Company”), informs that the next ordinary General Shareholders’ Meeting will take place on March 26, 2021. Ordinary Shareholders will vote on the company’s proposal to not distribute any dividends for the fiscal year 2020, as the Company does not expect to report positive earnings for the fiscal year 2020. Additionally, on May 10, 2020 the Company and several of its subsidiaries voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court of the Southern District of New York (“Process” and “Court”), and in general, the Process does not allow for the distribution of any value or property of Avianca to its shareholders.

For further information please contact:

Investor Relations Contact

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

+(571) (5877700)

Media Contacts

Maria Carolina Cortes, Corporate Communications

carolina.cortes@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

(212) 355-4449

Alejandra Aljure, LLYC

aaljure@llorenteycuenca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary